Exhibit 99.1

Convertible Loan Agreement

dated as of May 1, 2023 (the Effective Date)

by and between

FiveT Investment Management Ltd.	(the Lender)

Suite 5B201, 2nd Floor, One Nexus Way, Camana Bay, Grand Cayman KY1-1108, Cayman Islands

and

Altamira Therapeutics Ltd.	(AMTL)

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

(the Lender and AMTL each a Party, together the Parties)

Preamble

A.	The Lender is a limited company organized and existing under the laws of the Cayman Islands with its registered office in Grand Cayman, Cayman Islands.

B.	AMTL is a limited company organized and existing under the laws of Bermuda with its registered office in Hamilton, Bermuda. As of the date hereof, AMTL has an authorized share capital of CHF 5,000,000 under which 6,988,999 common shares with a nominal value of CHF 0.20 each are issued and outstanding (Common Shares). The Common Shares are listed on the NASDAQ under the ticker code CYTO and the international securities identification number (ISIN) BMG0360L2099.

C.	The Lender wishes to grant AMTL a loan to cover AMTL’s financial needs.

D.	The Lender shall have the right to convert such loan into Common Shares in accordance with and subject to the terms of this Agreement.

Now, therefore, the Parties hereto agree as follows:

1.	Definitions

Capitalized terms shall have the meanings defined in the text or as set forth in Annex 1.

2.	Loan / Interest

(a)	The Lender hereby grants AMTL a loan in the amount of CHF 2,500,000.00 (the Loan) in accordance with and subject to the terms of this Agreement.

(b)	The Loan shall bear interest as from the Disbursement Date at an interest rate of 10% p.a. (the Interest). Interest on the Loan shall be calculated on an actual (365) basis.

(c)	Subject to Sections 4 and 5, Interest on the Loan shall not be paid in cash, but added to the Loan outstanding on the date of the Conversion Notice and be converted together with such outstanding Loan.

3.	Disbursement

The Lender shall disburse the Loan by no later than 2 (two) Business Days after the date of this Agreement (the Disbursement Date) to the following bank account of AMTL:

Bank: UBS AG

IBAN: CH68 0023 5235 9E32 9052 0

BIC/Swift: UBSWCHZH80A

4.	Maturity

Subject to Sections 5 (Early Repayment), 6 (Event of Default), 7 (Change of Control Transaction) and 8 (Conversion), the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon shall become due and payable in cash at the latest on the date which is 22 months after the Disbursement Date (the Maturity Date).

5.	Early Repayment

5.1.	Amortization

(a)	Commencing 60 days after the Disbursement Date, but not before July 1, 2023 and subject to availability of an effective registration statement as per Section 8.4(e), AMTL will repay at a minimum 1/20th of the Loan (that is CHF 125,000 or more) plus accrued interest pro rata in monthly tranches (the Tranches). At the option of AMTL each month, Tranches can be paid at any time during the month (the Tranche Repayment Date) either in: (i) cash plus 3%; (ii) Common Shares (the Repayment Shares); or a combination of both, subject to Section 8.2(a). Repayment Shares will be priced at the lower of (i) the mean daily trading volume weighted average price for Common Shares on the NASDAQ stock exchange on the 20 Trading Days preceding the Tranche Repayment Date or (ii) 90% of the daily trading volume weighted average price for Common Shares on the NASDAQ stock exchange on the Tranche Repayment Date (subject to adjustment for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the Disbursement Date), but in no case lower than the nominal value of the Common Shares, converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the applicable notice of the payment of Repayment Shares at 4:00 pm Central European Time (the Repayment Price).

(b)	From the Disbursement Date until March 31, 2024, upon the occurrence of each and every out-licensing or divestiture transaction executed by AMTL that results in gross cash proceeds of CHF 1,000,000 or more (a Qualifying Transaction), the Lender, by providing written notice (a Redemption Notice) within five Business Days after the closing of the Qualifying Transaction, may cause AMTL to redeem for cash all or portions of the Loan in an amount of up to 20% of the cash proceeds from the Qualifying Transaction, with delivery of such redemption amount to be no later than five Business Days after the later of (i) the receipt by AMTL of the applicable Redemption Notice and (ii) the receipt by AMTL of the cash proceeds of the Qualifying Transaction. AMTL shall provide immediate written notification to Lender of the signing and closing of any and all Qualifying Transactions.

5.2.	Buyback by AMTL

(a)	AMTL may elect in its sole discretion to repay in cash the total outstanding principal amount under the Loan with an agio of 5 (five) % and together with all accrued and unpaid Interest (the Repayment Amount), at any time from the date which is three (3) months following the Disbursement Date by giving 1 (one) month prior written notice to the Lender (the Repayment Notice Period).

(b)	The repayment shall be made within 10 (ten) calendar days following expiry of the Repayment Notice Period.

(c)	Prior to the expiry of the Repayment Notice Period, the Lender may convert the Repayment Amount in accordance with Section 8. Thereafter, irrespective of any other provision in this Agreement, the Repayment Amount may no longer be converted by the Lender under this Agreement, provided that AMTL pays the relevant amount to the Lender as set forth under Sections 5.2(a) and 5.3(b).

6.	Event of Default

The Lender shall have the right to request immediate payment in cash of the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon by giving written notice to AMTL at any time upon the occurrence of any of the following events:

(a)	AMTL fail(s) to make any payments under this Agreement when due, provided that the Lender has submitted a 1 (one) month written notice to AMTL notifying AMTL of such failure and requesting the payment;

(b)	AMTL breach(es) any of its material obligations under this Agreement, provided that any such breach is not cured within 20 (twenty) calendar days following written notice thereof by the Lender; or

(c)	a resolution is passed for the liquidation, dissolution or winding up of AMTL.

7.	Change of Control Transaction

(a)	In the event that AMTL completes any Change of Control Transaction prior to the full repayment or conversion of the total outstanding principal amount under the Loan and all accrued and unpaid Interest thereon in accordance with this Agreement, the total amount to be paid to the Lender under this Agreement shall correspond to the higher of (i) the total principal amount under the Loan and all accrued Interest thereon outstanding at such time (the Outstanding Balance) and (ii) the amount that would have been payable to the Lender as a result of the Change of Control Transaction if the Lender had converted such Outstanding Balance into Common Shares in accordance with the terms of this Agreement immediately prior to the completion of the Change of Control Transaction.

(b)	The relevant amount pursuant to Section 7(a) shall be due and payable within 10 (ten) calendar days following the date on which the Change of Control Transaction has been completed.

(c)	Upon completion of any Change of Control Transaction, the total outstanding principal amount under the Loan and all accrued and unpaid Interest thereon may no longer be converted by the Lender under this Agreement.

8.	Conversion

8.1.	Conversion Right

(a)	Subject to Section 8.2, the Lender has the right to request (the Conversion Right) full or partial conversion (Conversion) of the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon as per the date of the Conversion Notice (the Conversion Amount), into Common Shares; the number of such Common Shares issuable or deliverable to the Lender shall be equal to the quotient obtained by dividing the Conversion Amount by the Conversion Price (such number of such Common Shares, the Conversion Shares).

(b)	The Lender may exercise the Conversion Right at any time from the date of effectiveness of a Registration Statement for the Conversion Shares pursuant to Section 8.4(e) until no later than the Maturity Date by giving written notice to AMTL, substantially in the form as set out in Annex 8.1(a) (the Conversion Notice). The Conversion Notice shall be irrevocable and cannot be cancelled or withdrawn by the Lender.

8.2.	Limitations of Conversion Right

The Lender’s Conversion Right shall be subject to the following limitations:

(a)	No Conversion shall result in the beneficial ownership of the Lender or any of its Affiliates at any time of more than 4.99% of all issued and outstanding Common Shares (the Conversion Cap), it being understood and agreed by the Parties that such Conversion Cap shall not be exceeded by any of the Lender and/or its Affiliates alone or together. The Conversion Cap may be terminated by the Lender by giving 61 (sixty-one) calendar days prior written notice to AMTL.

(b)	The limitations as per Sections 5.2(c) and 7(c).

8.3.	Conversion Price

The conversion price applicable for any Conversion (the Conversion Price) shall be the amount equal to 120% of the mean daily trading volume weighted average price for Common Shares on the NASDAQ stock exchange on the 20 Trading Days preceding the Effective Date (the Reference VWAP) (subject to adjustment for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the date hereof), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day preceding the Effective Date at 4:00 pm Central European Time.

8.4.	Conversion Matters

(a)	In case the Lender opts for a Conversion, the Lender shall, simultaneously with the Conversion Notice, submit to AMTL (whereby by e-mail is sufficient) a calculation sheet evidencing the calculation of the Conversion Price pursuant to Section 8.3 and the number of Conversion Shares issuable or deliverable to the Lender. Promptly upon receipt, AMTL shall notify the Lender (whereby by e-mail is sufficient) of any Objections (which shall include a brief explanation of such Objections) it may have and any further actions or documents required to be taken or provided by the Lender for the issuance of the relevant number of Conversion Shares out of AMTL’s authorized share capital. The Parties agree to settle any Objections in good faith and promptly.

(b)	Any fractional Conversion Shares resulting from any Conversion shall be disregarded and the number of Conversion Shares to be issued or delivered to the Lender shall be rounded down to the next whole number without any further compensation.

(c)	AMTL shall take all actions, execute all documents and make all declarations as may be necessary or appropriate, and the Lender shall cooperate as necessary and appropriate, to give full effect to the Conversion and ensure that the Conversion Shares are duly issued or delivered to the Lender by crediting the depository account of the Lender (as designated by the Lender in the Conversion Notice) by no later than 2 (two) Trading Days following the date of receipt of the original of the Conversion Notice or, in case of any Objections, promptly upon settlement by the Parties of the Objections.

(d)	AMTL shall procure that any Conversion Shares issued or delivered to the Lender under this Agreement will, no later than 2 (two) Trading Days after the date on which the Conversion Shares have been issued or delivered, be listed on the NASDAQ and become tradable without any restrictions on the NASDAQ.

(e)	As soon as practicable (and in any event within 15 calendar days of the Disbursement Date), AMTL shall file a registration statement on Form F-3 (or other appropriate form) providing for the resale by the Lender of the Conversion Shares issued and issuable upon any Conversion and Repayment Shares issued and issuable under Section 5.1(a) (the Registration Statement). Such registration statement shall cover an amount (the Initial Required Amount”) of Common Shares equal to (i) the original principal amount of the Loan on the Disbursement Date divided by (ii) the Reference VWAP. AMTL shall use best efforts to cause such resale registration statement to become effective within 60 days following the Disbursement Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Disbursement Date) and to keep the registration statement effective at all times until (the following date, the Registration End Date) the earlier of (1) the date as of which the Lender may sell Conversion Shares and Repayment Shares without restriction or limitation pursuant to Rule 144 (as defined below) and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act or (2) the later of (x) the date on which no principal or Interest remains outstanding under the Loan or (y) the date on which the Lender no longer owns any Conversion Shares or Repayment Shares. In addition, if at any time following the three-calendar month anniversary of the Disbursement Date but prior to the Registration End Date AMTL has issued a number of Conversion Shares and/or Repayment Shares that equals or exceeds the Initial Required Amount then AMTL shall use commercially reasonable efforts to file one or more additional resale registration statements so as to cover any additional Common Shares that may be issuable under this Agreement at such time, determined using the Reference VWAP.

9.	Warrants

(a)	The Loan bears purchase warrants (the Warrants) which give the Lender for five (5) years from the Disbursement Date the right to purchase a number of Common Shares (the Warrant Number) at an exercise price equal to 130% of the Reference VWAP (the Exercise Price) (subject to adjustment for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the date hereof), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day preceding the Effective Date at 4:00 pm Central European Time. The Warrant Number equals the principal amount of the Loan as granted by Lender divided by the Exercise Price, pursuant to the Warrant form in Annex 9(a) (the Warrant Exercise).

(b)	As soon as practicable (and in any event within 15 calendar days of the Effective Date), AMTL shall file a registration statement on Form F-3 (or other appropriate form) providing for the resale by the Lender of the Common Shares issued and issuable upon any Warrant Exercise. AMTL shall use best efforts to cause such resale registration statement to become effective within 60 days following the Effective Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Effective Date) and to keep the registration statement effective at all times until the earlier of (1) the date as of which the Lender may sell Common Shares from the Warrant Exercise without restriction or limitation pursuant to Rule 144 (as defined below) and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act or (2) the date on which the Lender no longer owns any Common Shares from the Warrant Exercise.

10.	Representations and Warranties

10.1.	Limited Representations and Warranties

(a)	The Lender hereby represents and warrants to AMTL the following:

(i)	Its due incorporation and valid existence under the laws of the Cayman Islands, with the power and authority to own its properties and conduct its business in the ordinary course;

(ii)	the execution of this Agreement and the consummation of the transactions thereunder are duly authorized by the competent corporate bodies;

(iii)	the Lender is (a) acquiring the Loan and (b) upon any Conversion, payment of Repayment Shares or Warrant Exercise will acquire Common Shares, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. The Lender is acquiring the Securities hereunder in the ordinary course of its business. The Lender does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities

(iv)	the Lender is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act;

(v)	the Lender has been given the opportunity to ask questions and receive answers concerning the terms and condition of the offering of and to obtain any additional information which AMTL possess or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information provided to the Lender;

(vi)	the Lender understands that, except as provided in Sections 8.4(e) and 9(b) hereof: (a) the Securities have not been and are not being registered under the Securities Act or any United States state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) the Lender shall have delivered to AMTL an opinion of counsel, in a form reasonably satisfactory to AMTL, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) the Lender provides AMTL with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, as amended, (or a successor rule thereto) (collectively, Rule 144); (b) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the United States Securities and Exchange Commission thereunder; and (c) neither AMTL nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder; and

(vii)	the Lender represents and warrants to AMTL that Lender, or any of its agents, representatives or affiliates has not engaged in or effected and will not engage in or effect, in any manner whatsoever, directly or indirectly, any “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Shares in the time period commencing thirty (30) days preceding the Effective Date and ending with the Maturity Date or the repayment of the last outstanding principial amount of the Loan, whichever comes later.

(b)	AMTL represents and warrants to the Lender the following:

(i)	Its due incorporation and valid existence under the laws of their respective place of incorporation, with the power and authority to own its properties and conduct its business in the ordinary course;

(ii)	the execution of this Agreement and the consummation of the transactions thereunder do not conflict with, violate or result in a breach of any law, regulation or judgement applicable to AMTL, its articles of association and bye-laws, respectively, or any agreement or commitment to which AMTL is a party to or by which it is bound;

(iii)	the Loan is subordinated to three loans in the total amount of CHF 950,000 maturing on May 31, 2023, and will constitute senior debt in right of payment to any subsequent financial debt of AMTL; and

(iv)	the obligations of AMTL according to this Agreement are valid, binding and enforceable against AMTL in accordance with their terms, subject only to bankruptcy, insolvency, reorganization, composition or similar laws affecting creditors’ rights in general.

10.2.	Limitations of Liability

(a)	A claim by the Lender against AMTL for misrepresentation or breach of a warranty shall be time-barred (verjährt) and forfeited (verwirkt) unless the Lender has delivered a written notice to the Company and AMTL describing in reasonable detail the facts then known about any such claim (the Notice of Breach) before the lapse of a period of 12 (twelve) months from the Disbursement Date. If a Notice of Breach is delivered by the Lender to AMTL on or before the applicable date set forth in the preceding sentence, the relevant claim may be resolved after such date, provided that the Lender initiates judicial proceedings in accordance with Section 14 within 6 (six) months from such applicable date.

(b)	AMTL’s liability for any misrepresentation or breach of warranty shall not exceed an amount equal to 100% of the total principal amount under the Loan and all accrued Interest thereon outstanding at the date of the Notice of Breach.

11.	No Set-Off; Tax Deductions

(a)	Save for a Conversion or payment of Repayment Shares and subject to paragraph (b) hereinafter, AMTL shall neither be entitled to set-off any of the claims it may have against the Lender against any amount payable by AMTL to the Lender under or pursuant to this Agreement, regardless if such claim of AMTL against the Lender has arisen under or in connection with this Agreement or otherwise, nor shall AMTL be entitled to otherwise withhold the payment of any amount payable by it to the Lender under or pursuant to this Agreement. Subject to applicable laws (and hereby in particular subject to paragraph (b) hereinafter), all payments to be made by AMTL to the Lender under this Agreement shall be made clear of all deduction whatsoever.

(b)	AMTL shall be entitled to deduct from any payments to be made by them to the Lender under this Agreement any deductions for withholding taxes required under Swiss law (if any). In case of a Conversion or payment of Repayment Shares, only such amounts net of any withholding taxes shall be subject to the respective conversion/payment.

12.	Termination

(a)	Neither Party shall terminate this Agreement prior to the Maturity Date.

(b)	This Agreement will automatically terminate upon full payment or conversion of the total outstanding principal amount under Loan and all accrued and unpaid Interest thereon in accordance with this Agreement.

13.	Miscellaneous

13.1.	NASDAQ Requirements

Notwithstanding anything contained herein to the contrary, if at any time while any amount is outstanding under this Agreement NASDAQ informs AMTL that a provision of this Agreement violates the rules or policies of NASDAQ, then the Lender and AMTL shall use their respective best efforts in good faith to negotiate and agree to amend this Agreement in order to cure such violation.

13.2.	Taxes, Costs and Expenses

(a)	Any and all taxes and other public charges imposed on one of the Parties in connection with this Agreement and the transactions contemplated hereby are to be borne by the Party on which such tax or public charge is imposed.

(b)	Each Party shall bear its own costs and expenses (including advisor fees) arising out of or incurred in connection with this Agreement and all transactions contemplated hereby.

13.3.	No Assignment

Unless otherwise provided for in this Agreement, neither Party shall be entitled to transfer this Agreement or all or part of its rights and/or obligations hereunder without the other Parties prior written consent, such consent not to be unreasonably withheld.

13.4.	Notices

(a)	All notices or other communications to be given under or in connection with this Agreement shall be made in writing and shall be delivered by registered mail (return receipt requested), an internationally recognized courier or e-mail transmission to the following addresses:

If to the Lender:	FiveT Investment Management Ltd.
	Att.:	Benjamin Kressler
Suite 5B201, 2nd Floor
One Nexus Way, Camana Bay
Grand Cayman KY1-1108
Cayman Islands
	e-mail:	benjamin@fivet.com

if to AMTL:	Altamira Therapeutics Ltd.
	Att.:	Thomas Meyer
Clarendon House, 2 Church Street
Hamilton HM 11
Bermuda
	e-mail:	thm@altamiratherapeutics.com

or such other address as any Party may notify to the other Parties in accordance with the above.

(b)	Any notice to be given hereunder shall be given before the expiry of a term or deadline set forth in this Agreement or by applicable law. All notices or other communications shall be effective only if sent out to the Party to whom it is addressed in accordance with this Section 13.4 before the expiry of such term or deadline.

(c)	Any notice to be given hereunder made by or attached to an e-mail will be deemed received if the sending Party does not receive an automatic non-delivery notification that the e-mail has not been received (other than an out of office notification) within one hour after dispatch of the e-mail; provided that the e-mail is in an appropriate and commonly used format, and any attached file is a pdf, jpeg, tiff or other appropriate and commonly used format.

13.5.	Entire Agreement

This Agreement, including it Annexes and any other documents referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements or understandings of the Parties relating hereto, in particular any term sheets among the Parties.

13.6.	Amendments

No amendment, variation or waiver of any term or provision of this Agreement shall be valid unless it is evidenced in writing and signed by or on behalf of each of the Parties or in the case of a waiver only, by the Party granting such waiver.

13.7.	Severability

If any part or provision of this Agreement shall be held to be invalid or unenforceable, the other provisions of this Agreement shall nonetheless remain valid. In this case, the invalid or unenforceable provision shall be replaced by a substitute provision that best reflects the intentions of the Parties without being unenforceable, and each Party shall execute all agreements and documents required in this connection. The same shall apply in case of any gap in this Agreement.

14.	Governing Law and Jurisdiction

(a)	This Agreement shall in all respects be governed by and construed in accordance with the substantive laws of Switzerland (to the exclusion of conflicts of laws principles and provisions).

(b)	Any dispute arising out of or in connection with this Agreement, including, but not limited to, disputes regarding its conclusion, validity, binding effect, breach or termination, shall exclusively be referred to the courts competent for the City of Zurich, Switzerland.

[SIGNATURES ON THE NEXT PAGE]

Signatures

Lender	FiveT Investment Management Ltd.

Pfaeffikon, 01.05.2023	/s/ Benjamin M. Kressler

Place, date	Name: Benjamin M. Kressler
Function: Authorized Person

Place, date	Name:
Function:

AMTL	Altamira Therapeutics Ltd.

Basel, 01.05.2023	/s/ Thomas Meyer

Place, date	Name: Thomas Meyer
Function: CEO

Place, date	Name:
Function:

Annex 1 – Definitions

Affiliate	shall mean, with respect to the Lender, (i) any person Controlling the Lender, (ii) any person under Control by the Lender, (iii) any person under common Control with the Lender and (iv) any person acting otherwise in concert with the Lender.
Agreement	means this convertible loan agreement
Business Day	means any day, other than a Saturday or Sunday, on which commercial banks in Zurich are open for business throughout the day.
Change of Control Transaction	shall mean the acquisition of more than 50% of AMTL’s issued and outstanding share capital by one or several parties acting in concert, provided that such acquirer(s) shall have the right to designate the majority of all members of the board of directors of AMTL.
Control	shall mean the ability of one person to determine that the affairs of another person are conducted in accordance with the intentions of the first person by way of (i) the holding of shares, (ii) the possession of voting, appointment or instruction rights or (iii) in any other way whatsoever (in each case whether directly or indirectly), and the terms Controlled and Controlling shall be construed accordingly.
Person	means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.
Securities	means, collectively, the Loan, the Conversion Shares, the Repayment Shares, the Warrants and the Common Shares issuable upon exercise of the Warrants.
Securities Act	means the U.S. Securities Act of 1933, as amended.
Trading Day	means any day during which the NASDAQ stock exchange is open for business.

Annex 8.1(a) – Conversion Notice

From:	FiveT Investment Management Ltd., Suite 5B201, 2nd Floor, One Nexus Way, Camana Bay, Grand Cayman KY1-1108, Cayman Islands

To:	Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

[Place], [date]

Conversion Notice

Dear Sirs,

This is a Conversion Notice pursuant to Section 8.1(a) of the convertible loan agreement dated as of [date] 2023 (the Agreement). Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Agreement.

We hereby exercise our Conversion Right to convert the Conversion Amount in the amount of CHF [amount] into [number] common shares of AMTL with a nominal value of CHF 0.20 each (the Conversion Shares) at the Conversion Price of CHF [amount] per Conversion Share.

We hereby unconditionally make a contribution corresponding to the Conversion Price multiplied with the number of Conversion Shares, i.e. in the amount of CHF [amount], by way of setting-off our claims against AMTL under the Agreement in such amount.

Sincerely yours,

Name:	Name:
Function:	Function:

Annex 9(a) – Form of Common Share Purchase Warrant

COMMON SHARE PURCHASE WARRANT

altamira therapeutics LTD.

Warrant Shares: _______	Issue Date: xxx, 2023

THIS COMMON SHARE PURCHASE WARRANT (the “Warrant”) certifies that, for value received, _____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after xxx, 2023 (the “Initial Exercise Date”) and on or prior to the close of business on xxx, 2028 (the “Termination Date”) but not thereafter, to subscribe for and purchase from Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (the “Company”), up to ______ registered common shares, par value CHF 0.20 per share (each, a “Common Share”) (as subject to adjustment hereunder, the “Warrant Shares”). The purchase price of one Common Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

1	Definitions.

In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Commission” means the United States Securities and Exchange Commission.

“Common Share Equivalents” means any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Market Price” of a Common Share on any date shall mean the arithmetic mean of the VWAP on each of the five (5) consecutive Trading Days immediately preceding such date. The Market Price shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

“Transfer Agent” means American Stock Transfer & Trust Company, LLC, the current transfer agent for the Company, with a mailing address of 48 Wall Street, 22nd Floor, New York, NY 10005 and a facsimile number of (718) 234-5001, and any successor transfer agent of the Company.

“Warrants” means this Warrant and other Common Share purchase warrants issued with identical terms hereto by the Company pursuant to the Convertible Loan Agreement dated xxx, 2023, between the Company and the Lender.

2	Exercise.

a)	Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before 5:00 p.m. (Zurich time) on the Termination Date by delivery to the Company of a duly executed facsimile copy (or pdf copy via e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

Notwithstanding the foregoing in this Section 2(a), a holder whose interest in this Warrant is a beneficial interest in certificate(s) representing this Warrant held in book-entry form through DTC (or another established clearing corporation performing similar functions), shall effect exercises made pursuant to this Section 2(a) by delivering to DTC (or such other clearing corporation, as applicable) the appropriate instruction form for exercise, complying with the procedures to effect exercise that are required by DTC (or such other clearing corporation, as applicable).

b)	Exercise Price. The exercise price per Common Share under this Warrant shall be CHF sss, subject to adjustment hereunder (the “Exercise Price”). In no event shall the Exercise Price be adjusted below the par value of the Common Shares, which is CHF 0.20 per share as of the Initial Exercise Date.

c)	Cashless Exercise. If 90 days after the Initial Exercise Date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Shares on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a “cashless exercise,” the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the registered characteristics of the Warrants being exercised. The Company agrees not to take any position contrary to this Section 2(c).

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the bid price of the Common Shares for the time in question (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

d)	Mechanics of Exercise.

i.	Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by Holder or (B) this Warrant is being exercised via cashless exercise, and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, and for purposes of Regulation SHO, a holder whose interest in this Warrant is a beneficial interest in certificate(s) representing this Warrant held in book-entry form through DTC shall be deemed to have exercised its interest in this Warrant upon instructing its broker that is a DTC participant to exercise its interest in this Warrant, provided that in each such case payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Shares on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise. Notwithstanding the foregoing, with respect to any Notice(s) of Exercise delivered by 12:00 p.m. (New York City time) on the Initial Exercise Date, which Notice of Exercise(s) may be delivered at any time after the time of execution of the Loan Agreement dated December 28, 2022, between the Company and the Lender, the Company agrees to deliver the Warrant Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Initial Exercise Date and the Initial Exercise Date shall be the Warrant Share Delivery Date for purposes hereunder.

ii.	Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.	Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

iv.	Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed (without deducting brokerage commissions, if any), and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of CHF 11,000 to cover a Buy-In with respect to an attempted exercise of Common Shares with an aggregate sale price giving rise to such purchase obligation of CHF 10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder CHF 1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Common Shares upon exercise of the Warrant as required pursuant to the terms hereof.

v.	No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi.	Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto as Exhibit B duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii.	Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

e)	Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% (or, upon election by a Holder prior to the issuance of any Warrants, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

3	Certain Adjustments.

a)	Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse share split) outstanding Common Shares into a smaller number of shares or (iv) issues by reclassification of Common Shares any shares of capital share of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)	Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Common Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

c)	Cash Dividends. During such time as this Warrant is outstanding, if the Company shall declare or make any cash dividend or other cash distribution to holders of Common Shares (a “Cash Dividend”), at any time after the issuance of this Warrant, then (i) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Cash Dividend shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (A) the numerator shall be the Market Price of the Common Shares on the Trading Day immediately preceding such record date minus the amount of the Cash Dividend applicable to one Common Share, and (B) the denominator shall be the Market Price of the Common Shares on the Trading Day immediately preceding such record date; and (ii) the number of Warrant Shares shall be increased to a number of Common Shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Cash Dividend multiplied by the reciprocal of the fraction set forth in the immediately preceding clause (i).

d)	Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction (other than a Fundamental Transaction, under clause (i) of the definition of Fundamental Transaction, resulting only from the merger of the Company with a wholly-owned subsidiary of the Company in which the Common Shares remain listed or quoted on a Trading Market and carry the same economic rights as before such Fundamental Transaction, and as a result of which the surviving entity has the same assets and liabilities as the Company before such Fundamental Transaction, but excluding any “reverse merger” transaction between the Company, a wholly-owned subsidiary of the Company and any other Person, directly or indirectly, and any merger of the Company with a wholly-owned subsidiary that follows, within 12 months, such subsidiary entering into any merger or consolidation with any other Person, directly or indirectly), the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of such Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction. provided, however, if the Fundamental Transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, Holder shall only be entitled to receive from the Company or any Successor Entity, as of the date of consummation of such Fundamental Transaction, the same type or form of consideration (and in the same proportion), at the Black Scholes Value (as defined below) of the unexercised portion of this Warrant, that is being offered and paid to the holders of Common Stock of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Common Stock are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last VWAP immediately prior to the public announcement of such Fundamental Transaction and (y) the last VWAP immediately prior to the consummation of such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five Business Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction). The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3(e) pursuant to written agreements prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares in the share capital of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares, such number of shares and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction). Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.

e)	Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

f)	Notice to Holder.

i.	Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder, by facsimile or email, a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii.	Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Shares is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered, by facsimile or email, to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 5 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice required by this Warrant constitutes, or contains, material, non-public information regarding the Company, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

4	Transfer of Warrant.

a)	Transferability. Subject to compliance with any applicable securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)	New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c)	Warrant Register. The Company shall register this Warrant (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

5	Miscellaneous.

a)	No Rights as Shareholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting the rights of a Holder to receive Warrant Shares on a “cashless exercise,” and to receive the cash payments contemplated pursuant to Sections 2(d)(i) and 2(d)(iv), in no event will the Company be required to net cash settle a Warrant exercise.

b)	Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

c)	Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day

d)	Authorized Shares. The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of Common Shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant.

The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, including by maintaining an effective registration statement under the Securities Act permitting the issuance of Warrant Shares upon exercise of this Warrant from the Initial Exercise Date until the Termination Date, or of any requirements of the Trading Market upon which the Common Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)	Governing Law. This Warrant shall be governed by, and construed and enforced in accordance with, the laws of Switzerland, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction. For the avoidance of doubt, matters involving the rights of shareholders, issuance of Common Shares and the validity of Common Shares shall be governed by the laws of Bermuda. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the commercial court of Zurich. Each party hereby irrevocably submits to the exclusive jurisdiction of the commercial court of Zurich for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

f)	Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

g)	Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)	Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Exercise, shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Attention: CEO, email address: thm@altamiratherapeutics.com, or such other email address or address as the Company may specify for such purposes by notice to the Holders. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile or e-mail, or sent by a overnight courier service addressed to each Holder at the facsimile number, e-mail address or address of such Holder appearing on the books of the Company. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section prior to 5 p.m. (Zurich time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5 p.m. (Zurich time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K.

i)	Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Share or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j)	Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k)	Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l)	Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder or the beneficial owner of this Warrant, on the other hand.

m)	Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)	Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

ALTAMIRA THERAPEUTICS LTD.

By:
Name:
Title:

EXHIBIT A

NOTICE OF EXERCISE

TO: ALTAMIRA THERAPEUTICS LTD.

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

[  ] in CHF; or

[  ] if permitted, the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

The Warrant Shares shall be delivered to the following DWAC Account Number:

[SIGNATURE OF HOLDER]

Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Phone Number:

Email Address:

Dated:____________ _____, ______

Holder’s signature:

Holder’s address: